UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Rubio’s Restaurants, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
78116B102
(CUSIP Number)
George J. Wall
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626
(714) 641-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 4 to Schedule 13D (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.001 per share (“Common Stock”), of Rubio’s Restaurants, Inc., a Delaware corporation (the “Company”), filed by the Alex Meruelo Living Trust, Alex Meruelo and Luis Armona (“Reporting Persons”) on February 25, 2008 with the Securities and Exchange Commission (“Commission”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed January 30, 2009, Amendment No. 2 to the Schedule 13D filed March 12, 2009 and Amendment No. 3 to the Schedule 13D filed October 15, 2009 ( as amended, the “Schedule 13D”). This Amendment is being filed to report that, on December 23, 2009, an amendment to the Letter Agreement, filed herewith as Exhibit 10.4, was executed.
     Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended by adding the following new paragraph after the third paragraph of such Item:
     “On December 23, 2009, the parties to the Letter Agreement entered into an amendment to the Letter Agreement to extend from December 30, 2009 to March 31, 2010 the date on which the Meruelo Group, on the one hand, and LLCP, on the other hand, may first unilaterally terminate the Letter Agreement for any reason.”
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
10.1	Letter Agreement, dated October 13, 2009, by and between the Reporting Persons, Meruelo Enterprises, Inc. and Levine Leichtman Capital Partners, Inc. (incorporated by reference to Exhibit 10.1 of the Amendment No. 3 to Schedule 13D filed with the Commission on October 15, 2009 by the Reporting Persons (the “Amendment No. 3”)

10.2	Proposal Letter submitted to the Company by the Reporting Persons and LLCP on October 13, 2009 (incorporated by reference to Exhibit 10.2 of the Amendment No. 3).

10.3	Proposed Exclusivity Agreement submitted to the Company by the Reporting Persons and LLCP on October 13, 2009 (incorporated by reference to Exhibit 10.3 of the Amendment No. 3).

10.4	Amendment to Letter Agreement, dated December 23, 2009, by and among the Reporting Persons and Levine Leichtman Capital Partners, Inc.

99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the Common Stock of the Company filed February 25, 2008 by the Reporting Persons with the Commission)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2009	Alex Meruelo Living Trust
	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo
		Title:	Trustee

Alex Meruelo
	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo

Luis Armona
	By:	/s/ Luis Armona
		Name:	Luis Armona

EXHIBIT FILED WITH THIS AMENDMENT

Exhibit	Description of Exhibit
10.4	Amendment to Letter Agreement, dated December 23, 2009, by and among the Reporting Persons and Levine Leichtman Capital Partners, Inc.

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